Exhibit 99.2

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Years ended February 28, 2011 and 2010

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated balance sheets as at February 28, 2011 and 2010, the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
May 17, 2011
Montréal, Canada

*CA Auditor permit no 14114

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements

Years ended February 28, 2011 and 2010

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
February 28, 2011 and 2010

	2011	2010

Assets

Current assets:
Cash	$–	$1,093,194
Short-term investments (note 22 (f))	3,512,858	1,001,011
Accounts receivable (note 10)	5,627,191	3,290,654
Tax credits receivable	644,753	664,131
Inventories (note 11)	4,544,917	2,645,752
Prepaid expenses	968,530	99,859
	15,298,249	8,794,601
Government grant receivable (note 12)	150,000	150,000
Property, plant and equipment (note 13)	7,023,842	7,398,231
Intangible assets (note 14)	1,268,867	1,223,309

	$23,740,958	$17,566,141

Liabilities and Shareholders' Equity

Current liabilities:
Bank overdraft	$39,533	$–
Bank loan (note 16)	630,000	–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	177,758	175,177
Other	3,080,279	2,241,236
Advance payments (note 4)	823,639	878,814
Current portion of long-term debt (note 15)	985,491	1,002,337
	5,736,700	4,297,564
Long-term debt (note 15)	3,799,831	4,805,024
Convertible debentures (note 16)	–	467,864
	9,536,531	9,570,452
Shareholders' equity:
Capital stock, warrants and rights (note 17)	31,291,533	25,530,162
Contributed surplus and subsidiary options	9,393,431	9,278,767
Deficit	(26,480,537)	(26,813,240)
	14,204,427	7,995,689
Commitments and contingencies (note 23)
Subsequent events (note 26)

	$23,740,958	$17,566,141

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Income
Years ended February 28, 2011 and 2010

	2011	2010

Revenue from sales and research contracts	$16,685,383	$12,664,462

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	13,901,693	11,156,493
Research and development expenses (note 6)	2,535,156	2,743,519
Amortization (note 7 (a))	922,566	768,319
Stock-based compensation (note 19)	719,823	484,606
Foreign exchange loss	196,042	635,735
Loss from sale of property, plant and equipment	99,337	–
Impairment of property, plant and equipment (note 13)	139,306	–
	18,513,923	15,788,672

Loss before undernoted items	(1,828,540)	(3,124,210)

Interest income	22,381	45,478
Financial expenses (note 8)	(442,953)	(678,396)
Gain on dilution (note 7 (b))	2,765,029	2,221,930

Net income (loss) and comprehensive income (loss)	$515,917	$(1,535,198)

Basic earnings (loss) per share	$0.01	$(0.04)
Diluted earnings (loss) per share	0.01	(0.04)

Basic weighted average number of shares outstanding	40,463,967	37,913,163
Diluted weighted average number of shares outstanding	41,123,597	37,913,163

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
Years ended February 28, 2011 and 2010

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689

Exercise of stock options:
Cash	1,320,000	667,500	–	–	–	–	–	–	667,500
Ascribed value	–	482,856	–	–	–	–	(482,856)	–	–

Exercise of warrants:
Cash	1,068,000	1,335,000	(1,068,000)	–	–	–	–	–	1,335,000
Ascribed value	–	272,024	–	(272,024)	(3,112,139)	–	–	–	–

Expiry of warrants	–	–	(2,000)	(510)	(5,945,003)	–	510	–	–

Conversion of convertible debentures (note 16)	437,589	550,963	218,794	60,676	–	–	(80,431)	–	531,208

Exercise and expiry of Debenture Call Options	–	–	–	–	(1,100,000)	–	–	–	–

Exercise and expiry of Conversion Call Options	–	–	–	–	(9,455,867)	(163,006)	120,624	–	(42,382)

Private placement (note 17 (b))	1,430,540	2,646,500	54,527	18,386	–	–	–	(183,214)	2,481,672

Stock-based compensation	–	–	–	–	2,207,500	109,434	610,389	–	719,823

Net income	–	–	–	–	–	–	–	515,917	515,917

Balance, February 28, 2011	42,490,874	$31,191,965	309,919	$99,568	12,502,500	$109,434	$9,283,997	$(26,480,537)	$14,204,427

Balance, February 28, 2009, as previously reported	37,683,422	$24,953,096	1,100,000	$280,175	21,695,533	$–	$9,047,034	$(25,131,127)	$9,149,178

Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(146,915)	(146,915)

Balance, February 28, 2009, as recast	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,278,042)	9,002,263

Conversion of convertible debentures (note 16)	73,198	72,485	36,598	20,506	9,455,867	163,006	(365,510)	–	(109,513)

Exercise of stock options
Cash	448,125	116,031	–	–	–	–	–	–	116,031
Ascribed value	–	50,369	–	–	–	–	(50,369)	–	–

Exercise of warrants	30,000	45,141	(30,000)	(7,641)	(203,391)	–	–	–	37,500

Stock-based compensation	–	–	–	–	(1,040,000)	–	484,606	–	484,606

Net loss	–	–	–	–	–	–	–	(1,535,198)	(1,535,198)

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
Years ended February 28, 2011 and 2010

	2011	2010

Cash flows from operating activities:
Net income (loss)	$515,917	$(1,535,198)
Non-cash items:
Amortization of property, plant and equipment	890,047	719,666
Amortization of intangible assets	32,519	48,653
Stock-based compensation	719,823	484,606
Accretion of the liability component of the convertible debentures (note 16)	34,540	158,906
Accrued interest on convertible debentures (note 16)	28,804	173,636
Loss from sale of property, plant and equipment	99,337	–
Impairment of property, plant and equipment	139,306	–
Unrealized foreign exchange loss (gain) on advance payments	38,981	(85,550)
Gain on dilution (note 7 (b))	(2,765,029)	(2,221,930)
Foreign exchange loss on cash and short-term investments	65,677	369,653
Net change in operating assets and liabilities (note 9)	(4,345,090)	1,380,927
	(4,545,168)	(506,631)

Cash flows from investing activities:
Additions to property, plant and equipment	(995,441)	(3,580,536)
Additions to intangible assets	(38,099)	(76,597)
(Purchases) maturity of short-term investments	(2,511,847)	2,317,243
Sale of property, plant and equipment	229,028	–
	(3,316,359)	(1,339,890)

Cash flows from financing activities:
Increase in bank loan	630,000	–
Increase in long-term debt	–	2,999,999
Repayment of long-term debt	(1,042,342)	(761,290)
Issue of share capital on private placement	2,646,500	–
Share issue expenses	(164,828)	–
Exercise of Call Options	1,480,791	–
Exercise of subsidiary warrants	1,241,856	81,356
Issue of share capital on exercise of options	667,500	116,031
Issue of share capital on exercise of warrants	1,335,000	37,500
	6,794,477	2,473,596

Foreign exchange loss on cash held in foreign currencies	(65,677)	(369,653)

Net (decrease) increase in cash	(1,132,727)	257,422

Cash, beginning of year	1,093,194	835,772

(Bank overdraft) cash, end of year	$(39,533)	$1,093,194

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

1.	Nature of operations:

Neptune Technologies & Bioressources Inc. (the ''Company'') was incorporated under Part 1A of the Companies Act (Québec) on October 9, 1998.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtract™. The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKO™, as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a) New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets as at March 1, 2009 by $146,915, for such assets capitalized prior to the date of commercialization, May 31, 2002.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

2.	Changes to accounting policies (continued):

	(a)	New accounting policies adopted in 2010 (continued):

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

	(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its fiscal 2012 interim and annual financial statements with comparative figures for the previous period, beginning with the interim period ending May 31, 2011.

3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant accounting policies are described below:

	(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

6

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

	(b)	Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the year. Significant areas of the financial statements requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recognition and measurement of contingent liabilities, as well as assessing the recoverability of research tax credit receivable and future income tax assets and the collectibility of trade receivables. Consequently, actual results could differ from those estimates.

	(c)	Revenue recognition:

Revenues from sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

Payments received under partnership agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

	(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

	(e)	Short-term investments:

Short-term investments consist of investments with maturities of less than one year.

7

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

	(f)	Inventories:

Raw materials are valued at the lower of cost and net realizable value, with cost being determined by the average cost method. Finished goods and work in process are valued at the lower of cost and net realizable value; cost is determined per project and includes direct and indirect costs related to production (monthly average cost). Each project corresponds to one month of production. Net realizable value is the estimated selling price in the ordinary course of business, less the selling costs.

The Company provides for obsolete products based on turnover. As at February 28, 2011 and 2010, turnover of the Company's principal products is such that no provision for obsolescence is required.

Spare part inventories are valued at lower of cost and net realizable value.

	(g)	Tax credits and government grants:

Tax credits and government grants are accounted for using the cost reduction method. Under this method, tax credits and government grants related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

	(h)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost less related tax credits and government assistance. Assets acquired under capital leases are initially recorded at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods, rates and periods:

Property, plant and equipment	Method	Rate/period

Plant	Straight-line	40 years
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Computer equipment and software	Straight-line	2 to 4 years

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

	(i)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs, net of related tax credits, are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2011, expenses of $23,728 (2010 - $11,324) have been deferred and presented as intangible assets. The costs are mainly related to the deodorization of Neptune Krill Oil - NKO® as part of partnership and collaboration agreements. No amortization has been recorded during the years ended February 28, 2011 and 2010 for those costs since commercial production or use of the product or process has not begun.

	(j)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights.

Patents for technologies that are no longer in the research phase are recorded at cost and amortized using the straight-line method over their remaining expected life over a maximum period of 20 years. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licenses are recorded at cost and are not amortized, since the Company considers they have an indefinite life given they can be renewed at a minimal cost.

Deferred development costs are amortized beginning in the year of commercial production or use of the product or process over a maximum period of 5 years.

	(k)	Impairment and disposal of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

9

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

	(k)	Impairment and disposal of long-lived assets (continued):

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

	(l)	Foreign currency translation:

The Company’s and all of its subsidiaries functional currency is the Canadian dollar.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the period.

	(m)	Foreign currency forwards:

The Company enters into foreign currency forward contracts to protect itself against foreign exchange rate fluctuations. The Company does not hold or use derivative instruments for speculative purposes. In addition, the Company does not use hedge accounting; accordingly, the foreign currency forward contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the period.

	(n)	Income (loss) per share:

Income (loss) per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options and warrants are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the if-converted method, if dilutive. Under the if-converted method, convertible debentures are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Dilutive warrants, dilutive stock options and convertible debentures described in notes 16, 17 and 19 were included in the calculation of diluted earnings per share in 2011. All outstanding warrants and stock options could have an effect on the calculation in the future.

10

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

	(n)	Income (loss) per share (continued):

Warrants, stock options and convertible debentures described in notes 16, 17 and 19 were not included in the calculation of diluted earnings per share in 2010 because the Company sustained losses and their inclusion would have been anti-dilutive.

	(o)	Financial instruments:

Financial instruments are initially recognized at fair value and classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are presented as a reduction of the underlying financial instruments and expensed using the effective interest rate method. Financial assets and financial liabilities held for trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value with changes recorded in comprehensive income. Financial assets held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost.

The Company has designated its cash and its short-term investments as held-for-trading financial assets. The Company has also classified its receivables and other receivables as loans and receivables, and all other financial liabilities as other financial liabilities, and they are measured at amortized cost.

Financial instruments that comprise a liability component and equity components are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual agreement.

Interest income on investments is recognized using the effective interest method.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

3.	Significant accounting policies (continued):

(p) Stock-based compensation:

The Company has stock-based compensation plans which are described in note 19. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. For stock options granted to non- employees, the Company measures the cost using either the fair value of the equity instruments granted or the fair value of the goods or services rendered, whichever is more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant for employee awards and when service is provided for non-employee award, and is expensed over the period during which services necessary for the award to vest are being provided, with a corresponding increase in contributed surplus. The Company does not estimate forfeitures as of the grant date and accounts for their impact on expense as they occur.

(q) Income taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

4.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, during the year ended February 28, 2011, the Company received a non-refundable amount of €100,000 which was conditional on the Company receiving the Novel Food status as well as meeting positive organoleptic results, as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under the agreement, because the payments are to be charged against royalties in the future, should the parties reach an agreement to commercialize the products being developed. The amount received, $823,639, is included in ''Advance payments'' in the consolidated balance sheet (February 28, 2010 - $862,620).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

4.	Partnership and collaboration agreements (continued):

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2011, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the year ended February 28, 2011, revenues of $102,629 (February 28, 2010 - $58,875) were recognized in the consolidated statement of earnings on the basis of progress towards completion of the clinical study. As of February 28, 2011, the difference between the payments received of $199,860 and cumulative revenues recognized to that date of $286,295 amounts to $86,435 and is included in ''Accounts receivable'' in the consolidated balance sheet (February 28, 2010 - $16,194 included in “Advance payments”).

5.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2011, total royalties included in operating expenses amounted to $164,129 (2010 - $120,328). As at February 28, 2011, the balance due to this company under this agreement amounts to $177,758 (2010 - $175,177). This amount is presented in the consolidated balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

6.	Research and development expenses:

The costs incurred for research and development projects in process are:

	2011	2010

Salaries and employee benefits	$1,521,556	$1,725,876
Subcontracting	716,347	892,906
General and study expenses	506,368	380,049
Travel expenses	57,561	61,185
	2,801,832	3,060,016
Research and development tax credits	(266,676)	(316,497)
	$2,535,156	$2,743,519

Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts ultimately received may differ from those recorded.

7.	Information included in the consolidated statement of earnings:

(a)	Amortization:

	2011	2010

Property, plant and equipment	$890,047	$719,666
Intangible assets	32,519	48,653
	$922,566	$768,319

Amortization of property, plant and equipment includes amortization of asset under capital lease of $37,444 (2010 - $37,325).

(b)	Gain on dilution:

		2011	2010

Conversion into Acasti units (note 18 (f))	$	−	$2,140,574
Exercise of Acasti warrants (note 18 (b) and (g))		1,241,856	81,356
Exercise of Debenture Call Options (note 18 (a))		271,600	−
Exercise of Conversion Call Options (note 18 (c))		1,251,573	−

		$2,765,029	$2,221,930

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

8.	Financial expenses:

	2011	2010

Bank charges and changes in fair value of forward contracts	$53,819	$74,133
Interest - operating line of credit	15,247	11,856
Interest - long-term debt and convertible debentures	373,887	592,407

	$442,953	$678,396

9.	Supplemental cash flow disclosures:

(a) Net changes in operating assets and liabilities are detailed as follows:

	2011	2010

Accounts receivable	$(2,336,537)	$1,766,776
Tax credits receivable	19,378	62,379
Inventories	(1,899,165)	(872,189)
Prepaid expenses	(868,671)	174,663
Accounts payable and accrued liabilities	834,061	164,403
Advance payments	(94,156)	84,895

	$(4,345,090)	$1,380,927

(b) Non-cash transactions:

	2011	2010

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$175,871	$208,286
Intangible assets included in accounts payable and accrued liabilities	39,978	–
Government grant affected to property, plant and equipment included in government grant receivable	–	200,000
Property, plant and equipment acquired by way of capital leases	20,303	4,138
Conversion of convertible debentures	531,208	2,031,062
Issuance of warrants in connection with private placement of shares	18,386	–

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

9.	Supplemental cash flow disclosures (continued):

(c)	Other:

	2011	2010

Interest paid	$353,300	$260,539

10.	Accounts receivable:

	2011	2010

Trade accounts	$5,194,296	$2,940,878
Sales taxes	156,265	230,740
Current portion of government grant receivable (note 12)	50,000	50,000
Accrued and other receivables	226,630	69,036

	$5,627,191	$3,290,654

11.	Inventories:

	2011	2010

Raw materials	$1,684,953	$1,598,729
Work in process	888,486	735,357
Finished goods	1,550,923	149,483
Spare parts	420,555	162,183

	$4,544,917	$2,645,752

During the year ended February 28, 2011, $7,071,583 (2010 - $6,276,403) of inventories were recognized as cost of sales.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

12.	Government grant receivable:

In 2010, the Company entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. Following unexpected delays, the Company will receive the first portion of $50,000 in the year ended February 29, 2012.

	2011	2010

Government grant receivable	$200,000	$200,000
Less current portion (note 10)	(50,000)	(50,000)

	$150,000	$150,000

13.	Property, plant and equipment:

				2011

			Accumulated	Net book
	Cost		amortization	value

Land	$40,540	$	−	$40,540
Plant	4,846,776		628,287	4,218,489
Processing equipment	5,481,182		3,145,488	2,335,694
Laboratory equipment	740,059		504,431	235,628
Furniture and fixtures	135,835		98,735	37,100
Office equipment	147,786		90,814	56,972
Computer equipment and software	117,753		75,448	42,305
	11,509,931		4,543,203	6,966,728

Assets under capital leases:
Processing equipment	68,863		32,752	36,111
Office equipment	47,889		32,384	15,505
Computer equipment	90,069		84,571	5,498
	206,821		149,707	57,114

	$11,716,752		$4,692,910	$7,023,842

During the year ended February 28, 2011, the Company decided to terminate its enterprise resource planning (ERP) software implementation due to lack of functionality and the weak support from the software provider. As a result, the full carrying amount of $139,306 of the project in progress was written off.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

13.	Property, plant and equipment (continued):

			2010

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Plant	4,005,557	500,708	3,504,849
Processing equipment	5,947,906	2,622,560	3,325,346
Laboratory equipment	596,943	446,737	150,206
Furniture and fixtures	116,573	91,509	25,064
Office equipment	111,287	75,037	36,250
Computer equipment and software	106,976	45,006	61,970
Computer equipment - project in progress	179,750	–	179,750
	11,105,532	3,781,557	7,323,975

Assets under capital leases:
Processing equipment	48,560	26,205	22,355
Office equipment	47,889	28,507	19,382
Computer equipment	90,069	57,550	32,519
	186,518	112,262	74,256

	$11,292,050	$3,893,819	$7,398,231

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

14.	Intangible assets:

			2011

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$705,108	$105,566	$599,542
Development costs	374,796	−	374,796
	1,079,904	105,566	974,338

Unamortized intangible assets:
Licenses	182,334	−	182,334
Trademarks	112,195	−	112,195
	294,529	−	294,529

	$1,374,433	$105,566	$1,268,867

			2010

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$652,347	$73,047	$579,300
Development costs	351,068	–	351,068
	1,003,415	73,047	930,368

Unamortized intangible assets:
Licenses	182,334	–	182,334
Trademarks	110,607	–	110,607
	292,941	–	292,941

	$1,296,356	$73,047	$1,223,309

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

15.	Long-term debt:

	2011	2010

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$2,340,719	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,350,710	2,820,852

Obligations under capital leases, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($4,123 as at February 28, 2010), maturing at different dates until 2014	41,964	68,551

Two refundable contributions obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	51,929	84,456
	4,785,322	5,807,361

Current portion of long-term debt	985,491	1,002,337

	$3,799,831	$4,805,024

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

15.	Long-term debt (continued):

The instalments on long-term debt during the next five years without considering financing fees of $34,281 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans

2012	$28,834	$966,503
2013	9,155	953,379
2014	5,479	933,977
2015	2,436	933,977
2016 and thereafter	–	989,801

Total minimum lease payments	45,904

Interest expense included in minimum lease payments	3,940

	$41,964

Included in financial expenses in the consolidated statement of earnings and comprehensive loss is interest expense related to obligations under capital leases of $5,123 (2010 - $7,487).

Under the debt agreements totaling $6,500,000, the Company is subject to certain covenants requiring the maintenance of ratios. As at February 28, 2011, the Company was in compliance with those ratios.

Bank loan:

The Company also has an authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 28, 2010 - 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75% . The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2011, an amount of $630,000 (nil as at February 28, 2010) was used under the operating and exchange line of credit.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

16.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	$2,080,192	$86,191	$2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

Accrued interest	–	28,804	28,804
Accretion of the liability component	34,540	–	34,540
Debentures converted into Neptune units	(449,018)	(82,190)	(531,208)

Liability balance of convertible debentures as at February 28, 2011	$–	$–	$–

On October 9, 2008, the Company completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued. Concurrently with the issuance of the convertible debenture units, the Company issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call Options") until April 30, 2010, and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010 (the "Debenture Warrants"). The consideration received by the Company for the convertible debenture, the Debenture Call Options and the Debenture Warrants amounted to $2,750,000.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

16.	Convertible debentures (continued):

The debentures bear interest at 8%, payable annually in cash or in kind at the Company’s option and are further convertible at the holder’s option into Neptune or Acasti units (as defined below). The debentures mature on October 9, 2011.

Conversion Option in Neptune Units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company (the "Conversion Warrant"). Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Conversion Option in Acasti Units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma (the "Conversion Call Options"). The base price (the ''Base Price'') for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Exercise price
of Conversion
Date of conversion	Conversion price	Call Options

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The Conversion Call Options expire after a period of twelve months from the date of issuance.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

16.	Convertible debentures (continued):

At the date of their issuance, the Company allocated the consideration received of $2,750,000 between the instruments issued as follows:

Relative
fair value

1,100,000 Debenture Warrants	$280,175
1,100,000 Debenture Call Options	–
Equity component	445,940
Debentures	2,023,885

$2,750,000

The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

(i)	Conversions into Neptune units:

During the year ended February 28, 2011, convertible debentures of a nominal amount of $496,000 plus $82,190 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 437,589 units have been issued corresponding to 437,589 common shares and 218,794 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.00 to $2.19 depending on the market price of Neptune shares at their date of conversion.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

16.	Convertible debentures (continued):

	(i)	Conversions into Neptune units (continued):

These transactions decreased the balance of convertible debentures and contributed surplus by $531,208 and by $80,431, respectively, and increased the capital stock and warrants by a total of $611,639. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $60,676 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.18% to 1.38%
Estimated life	0.9 to 1 year
Expected volatility	60% to 62%

During the year ended February 28, 2010, convertible debentures of a nominal amount of $88,000 plus $6,126 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 73,198 units have been issued corresponding to 73,198 common shares and 36,598 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $78,720 and by $14,271, respectively, and increased the capital stock and warrants by a total of $92,991. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
Years ended February 28, 2011 and 2010

16.	Convertible debentures (continued):

	(i)	Conversions into Neptune units (continued):

The fair value of the Conversion Warrants issued of $20,506 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.03% to 1.40%
Estimated life	1.7 to 2 years
Expected volatility	84%

(ii)	Conversion into Acasti units:

On November 30, 2009, holders of debentures having a nominal value of $2,166,000 exercised their right to convert into Acasti units. The Company also decided to settle the related accrued interest of $196,889 by delivering Acasti units. As a result, 9,455,867 Acasti Class A shares held by the Company and as many Conversion Call Options were delivered to the debenture holders.

The Company valued the Conversion Call Options by (i) estimating the fair value of Acasti subsidiary and (ii) using a binomial method with the following additional assumptions:

Fair value of Class A shares	$0.47
Risk-free interest rate	1.41%
Estimated life	1 year
Expected volatility	25%
Exercise price	$0.50

As a result of the valuation, the fair value of the Conversion Call Options was determined to be $338,432 while the fair value of the Acasti Class A shares was determined to be $4,444,257. The allocated carrying value of the Conversion Call Options using the relative fair value method was determined to be $163,006 and was recorded as a component of equity.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

16.	Convertible debentures (continued):

(ii) Conversion into Acasti units (continued):

No amount was allocated to non-controlling interest for the Acasti Class A shares delivered, because the carrying amount of Acasti net assets after accounting for the Company’s own preference shares is negative. As a result, the full difference between the carrying amount of the components, being extinguished of $2,303,580 (comprised of the proportionate shares of the equity component of the debentures and of the carrying amount of convertible debentures), and the fair value of the Conversion Call Options, in the amount of $163,006, was recorded as a gain on dilution.

The model used to measure derivative components, including the Conversion Call Options, as well as the estimated fair value of Acasti Class A shares, comprises a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the components.

17.	Capital stock and warrants:

	(a)	Authorized capital stock:

Unlimited number of shares without par value:

-	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

-	Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Private placement:

During the year ended February 28, 2011, the Company issued 1,430,540 common shares for aggregate proceeds of $2,646,500, before share issue costs of $183,214. Share issue expenses include 54,527 warrants, having an estimated fair value of $18,386, issued to agents. 27,027 warrants are exercisable at $2.15 and 27,500 at $2.50 per warrant until October 11, 2011 and October 12, 2011, respectively.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

17.	Capital stock and warrants (continued):

	(c)	Warrants:

The warrants of the Company are composed of the following as at February 28, 2011 and 2010:

			2011		2010

	Number			Number
	outstanding		Amount	outstanding	Amount

Debenture warrants (note 16)	−	$	−	1,070,000	$272,534
Conversion warrants (note 16)	255,392		81,182	36,598	20,506
Private placement warrants (note 17 (b))	54,527		18,386	−	−

	309,919		$99,568	1,106,598	$293,040

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

17.	Capital stock and warrants (continued):

	(d)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call Options on the Company's own subsidiary shares are detailed as follows as at February 28, 2011 and 2010:

		2011		2010

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.:
Series 2 warrants	–	$–	9,027,142	$–
Series 4 warrants	5,852,500	83,932	4,755,000	–
Series 5 warrants	–	–	30,000	–
Options outstanding under stock-based compensation plan (note 19 (b))	800,000	–	850,000	–
Debenture Call Options (note 16)	–	–	1,100,000	–
Conversion Call Options (note 16)	–	–	9,455,867	163,006
	6,652,500	83,932	25,218,009	163,006

NeuroBioPharm Inc.:
Series 4 warrants	5,820,000	25,502	4,660,000	–
Series 5 warrants	30,000	–	30,000	–
	5,850,000	25,502	4,690,000	–

	12,502,500	$109,434	29,908,009	$163,006

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

17.	Capital stock and warrants (continued):

	(d)	Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

-	Series 2 allows the holder to purchase one Class A share for $0.40 per share until November 17, 2010.

-	Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

-	Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

-	Series 4 allows the holder to purchase one Class A share for $0.10 per share until December 24, 2013.

-	Series 5 allows the holder to purchase one Class A share for $0.20 per share until December 24, 2011.

(e)	Shareholder Rights Plan:

The Company held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company.

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

17.	Capital stock and warrants (continued):

(e) Shareholder Rights Plan (continued):

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination on June 22, 2013, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

18.	Non-controlling interest:

During 2010 and 2011, the Company changed, through various transactions, its participation in Acasti Pharma, as follows:

(a)

On April 30, 2010, various holders of Debenture Call Options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,086,400 shares from Neptune. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Debenture Call Options in the amount of $271,600 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(b)

Throughout the year ended February 28, 2011, various holders of Acasti warrants exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 3,112,139 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants in the amount of $1,241,856 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(c)

Throughout the year ended February 28, 2011, various holders of Conversion Call Options exercised their right to acquire from the Company Class A shares of Acasti, resulting in the transfer of 2,418,381 shares. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call Options in the amount of $1,209,191, as well as their ascribed value of $42,382, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

18.	Non-controlling interest (continued):

(d)

On November 30, 2010, the Company exercised 5,418,381 Series 3 Acasti warrants at a price of $0.40 and 2,970,000 Series 5 Acasti warrants at a price of $0.30, for a total investment of $3,058,352. As the carrying amount of non-controlling interest was nil at that time, no adjustment to non-controlling interest was effected and this investment was eliminated on consolidation.

	(e)	On November 2, 2009, the Company converted 38,240,000 Acasti Class C shares it owned into Class A shares.

(f)

As described in note 16, on November 30, 2009, the Company distributed 9,455,867 Acasti Class A shares upon conversion of debentures and recorded a gain on dilution of $2,140,574 with no amount allocated to non-controlling interest.

(g)

Throughout the year ended February 28, 2010, holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 203,391 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants and options in the amount of $81,356 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

18.	Non-controlling interest (continued):

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at February 28, 2011 and 2010 is detailed as follows:

			2011			2010
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	–	260,000	260,000
	38,617,733	25,816,711	64,434,444	33,734,133	19,199,791	52,933,924
Votes	76%	24%	100%	80%	20%	100%
Participation	57%	43%	100%	60%	40%	100%

As noted in note 26, all Class B and Class C shares of Acasti outstanding were converted into Class A shares of Acasti subsequent to February 28, 2011.

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

-	Class A shares, voting (one vote per share), participating and without par value.
-	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one- for-one basis, and Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.
-	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

18.	Non-controlling interest (continued):

Throughout the years ended February 28, 2011 and 2010, the Company owned 99% of NeuroBioPharm’s issued and outstanding capital stock.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the years ended February 28, 2011 and 2010.

19.	Stock-based compensation plans:

(a) Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Company's stock option plan allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued): Activities within the plan are detailed as follows:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of year	2,920,250	$1.63	3,669,750	$1.57
Granted	2,350,000	2.07	175,000	2.01
Exercised	(1,320,000)	0.51	(448,125)	0.26
Forfeited	(78,625)	2.02	(476,375)	2.61

Options outstanding, end of year	3,871,625	2.27	2,920,250	1.63

Exercisable options, end of year	1,770,375	$2.42	2,619,500	$1.54

				2011

		Options
		outstanding	Exercisable options
	Weighted
	remaining			Weighted
	contractual	Number of	Number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.50	2.39	990,000	257,500	$1.50
$2.00	2.55	50,000	7,500	2.00
$2.25	2.12	90,000	32,500	2.25
$2.50	2.09	1,985,000	716,250	2.50
$2.60	0.28	716,625	716,625	2.60
$4.00	0.08	40,000	40,000	4.00

		3,871,625	1,770,375	$2.42

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued):

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

		2011	2010

	Non-employees	Employees	Employees

Dividend yield	0.01%	0.01%	–
Risk-free interest rate	1.65%	1.82%	1.46%
Estimated life	1.69 year	2.23 years	2.5 years
Expected volatility	70%	72.6%	92%

The weighted average fair value of the options granted to employees during the year is $0.74 (2010 - $0.87). The weighted average fair value of the options granted to non-employees during the year is $1.06 (2010 - no options were granted to non-employees).

Stock-based compensation recognized under this plan amounted to $610,388 for the year ended February 28, 2011 (2010 - $484,606).

(b)	Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti Pharma, established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. As at February 28, 2011, 923,053 Class A shares are reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Company's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plans (continued):

	(b)	Acasti Pharma stock-based compensation plan (continued):

The following table presents information on outstanding stock options:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of year	850,000	$0.25	850,000	$0.25
Granted	−	−	25,000	0.25
Forfeited	(50,000)	0.25	(25,000)	0.25

Options outstanding, end of year	800,000	0.25	850,000	0.25

Options exercisable, end of year	582,500	$0.25	382,500	$0.25

The options outstanding under the plan have a weighted average remaining contractual life of 7.63 years as at February 28, 2011.

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted (no options were granted during 2011):

2010

Fair value of Class A shares	Nil
Dividend	Nil
Risk-free rate	2.67%
Estimated life	6 years
Expected volatility	75%

At the time of grant, a nominal value was assigned to these stock options. Consequently, no charge was recognized for the year ended February 28, 2011 (2010 - nil).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plan (continued):

	(c)	Other stock-based compensation:

From time to time, the Company awards incentive rights to employees over Series 4 warrants it owns in its subsidiaries.

The rights over Acasti warrants vest gradually until October 8, 2012, and those over NeuroBioPharm warrants, until December 24, 2012. All are subject to the employees' continued service, or having reached four years of continued service for directors.

The following table presents information on outstanding rights over Acasti warrants given as stock-based compensation:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	rights	price	rights	price

Rights outstanding, beginning of year	4,695,000	$0.25	5,325,000	$0.25
Granted	1,290,000	0.50	−	−
Forfeited	(192,500)	0.29	(630,000)	0.25

Rights outstanding, end of year	5,792,500	$0.31	4,695,000	$0.25

Rights exercisable, end of year	4,974,500	$0.27	3,236,500	$0.25

From the 1,290,000 rights granted, Neptune has awarded 550,000 rights to employees during the year ended February 28, 2011 that are pending shareholders’ approval. Consequently, no expense was recorded for those rights.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plan (continued):

	(c)	Other stock-based compensation (continued):

The fair value of the rights granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for rights granted during the period (no rights were granted during 2010):

2011

Dividend yield	Nil
Risk-free interest rate	1.91%
Estimated life	2.5 years
Expected volatility	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.22 per share (2010 - no rights were granted). No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $83,932 for the year ended February 28, 2011 (2010 - nil).

The following table presents information on outstanding rights over NeuroBioPharm warrants given as stock-based compensation:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	rights	price	rights	price

Rights outstanding, beginning of year	4,590,000	$0.10	5,000,000	$0.10
Granted	1,345,000	0.23	–	–
Forfeited	(185,000)	0.13	(410,000)	0.10

Rights outstanding, end of year	5,750,000	$0.13	4,590,000	$0.10

Rights exercisable, end of year	4,558,750	$0.11	2,015,000	$0.10

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

19.	Stock-based compensation plan (continued):

	(c)	Other stock-based compensation (continued):

From the 1,345,000 rights granted, Neptune has awarded 550,000 rights to employees during the year ended February 28, 2011 that are pending shareholders' approval. Consequently, no expense was recorded for those rights.

The fair value of the rights granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for rights granted (no rights were granted during 2010):

2011

Dividend yield	Nil
Risk-free interest rate	2.01%
Estimated life	3 years
Expected volatility	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.12 per share (2010 - no rights were granted). No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $25,502 for the year ended February 28, 2011 (2010 - nil).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

20.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 29,65% in 2011 and 30.73% in 2010) as follows:

	2011	2010

Income tax at the combined Canadian statutory rate
(federal and provincial)	$152,969	$(471,766)
Increase (decrease) resulting from:
Change in valuation allowance	271,000	543,889
Stock-based compensation	213,428	148,919
Gain on dilution	(689,412)	(221,981)
Non-deductible items and other	52,015	939

	$–	$–

Net future income tax assets as at February 28, 2011 have not been reflected in these consolidated financial statements because the criteria for recognition of these assets were not met. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes.

These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2011	2010

Net future income tax assets resulting from the following:
Non-capital losses	$851,000	$967,000
Research and development expenses	3,052,000	1,885,000
Property, plant and equipment	799,000	1,579,000
	4,702,000	4,431,000

Valuation allowance	(4,702,000)	(4,431,000)

Net future income tax assets recognized	$–	$–

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

20.	Income taxes (continued):

As at February 28, 2011, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial

2029	$714,000	$675,000
2030	1,563,000	1,563,000
2031	903,000	903,000

	$3,180,000	$3,141,000

Research and development expenses which can be carried forward indefinitely	$7,182,993	$11,839,976

As of February 28, 2011, the Company also has investment tax credits that have not been recognized in the financial statements. Investment tax credits are available to reduce future federal income taxes payable. The expiration dates are as follows:

Federal

2022	$156,000
2023	217,000
2024	75,000
2025	53,000
2026	91,000
2027	145,000
2028	64,000
2029	152,000
2030	384,000
2031	299,000

$1,636,000

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

21.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 15, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital as being the total of shareholders’ equity, long-term debt and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. As at February 28, 2011, the Company had an authorized operating line of credit $1,000,000, of which an amount of $370,000 was available.

As at February 28, 2011, short-term investments amounted to $3,512,858 and tax credit receivable amounted to $644,753, for a total of $4,157,611. On May 13, 2011, the Company completed a private placement financing for aggregate proceeds of $12,400,000 for the issuance of shares and warrants (note 26 (b)). Also, as noted in note 26 (f), Acasti will be completing a rights offering, and a dividend payable in shares of NeuroBioPharm is being planned by the Company (note 26 (g)).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Company manages those risks.

	(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2011, the Company had thirty-seven trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 61% (three customers represented 56% as at February 28, 2010) of total trade accounts included in accounts receivable as at February 28, 2011.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Company to limit or discontinue conducting business with that customer, require the Company to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(a)	Credit risk (continued):

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully- utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(a)	Credit risk (continued):

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2011 and 2010 were as follows:

	2011	2010

Current	$3,561,794	$2,071,825
Past due 0-30 days	196,832	415,693
Past due 31-120 days	1,132,304	187,130
Past due 121-180 days	802,656	649,827
Trade receivables	5,693,586	3,324,475
Less allowance for doubtful accounts	(499,290)	(383,597)

	$5,194,296	$2,940,878

(b)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 65% of the Company’s revenues are in US dollars, and 31% are in Euros. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in Canadian dollars as at February 28, 2011:

CAD	US$	EURO

Cash	$106,213	$(1,341)
Accounts receivable	3,602,698	1,745,705
Accounts payable and accrued liabilities	(1,129,866)	(78,706)
Advance payments	−	(554,070)

	$2,579,045	$1,111,588

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(b)	Foreign exchange risk (continued):

The following exchange rates applied during the year ended February 28, 2011:

		Reporting
	Average rate	date rate

US$ per CAD	1.0207	0.9714
EURO per CAD	1.3457	1.3432

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have decreased the net income as follows, assuming that all other variables remained constant:

	US$	EURO
Decrease in consolidated net income	$ 128,952	$ 55,579

An assumed 5% weakening of the foreign currency during the year ended February 28, 2011 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk as at February 28, 2011 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2011 would have decreased consolidated net income by $26,915, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Fair value of financial instruments:

The carrying amounts of the Company's short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans is equivalent to the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases, of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(d)	Fair value of financial instruments (continued):

The following table summarizes financial assets and liabilities’ fair value on a recurring basis:

Fair value measurements at reporting date using:

			Quoted prices	Significant
			in active	other		Significant
			markets for	observable		unobservable
	February 28,		identical assets	inputs		inputs
	2011		(Level 1)	(Level 2)		(Level 3)

Short-term investments	$3,512,858	$	−	$3,512,858	$	−
Foreign currency forwards	5,853		−	5,853		−

The fair value of foreign currency forward contracts has been determined using rates published by the financial institution that is counterparty to these contracts.

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(e)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at February 28, 2011:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Bank overdraft and bank loan	$670	$670	$–	$–	$–

Accounts payable and accrued liabilities	3,258	3,258	−	−	−

Long-term debt	4,778	967	1,887	1,743	181

Loans guaranteed by investments in lease contracts (i)	46	29	15	2	−
	8,752	4,924	1,902	1,745	181

Other contractual obligations:
Research and development contracts	1,002	776	226	−	−
Other lease contracts	491	183	171	137	−

	$10,245	$5,883	$2,299	$1,882	$181

(i) Including interest costs

In addition, approximately $554,070 of advance payments at February 28, 2011 may be refundable in the next year if the Company fails to meet certain development milestones.

(f)	Short-term investments:

As at February 28, 2011, short-term investments include two investments totaling $2,507,747 with maturity dates of November 30, 2011 and December 20, 2011 bearing interest rate at 1.45% per annum, cashable at any time at the discretion of the Company under certain conditions. The balance of $1,005,111 corresponds to one investment with a maturity date of December 9, 2012, bearing interest rate at 2.2% per annum and cashable at the Company’s option on November 30, 2011.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

22.	Financial risk management (continued):

	(f)	Short-term investments (continued):

As at February 28, 2010, short-term investments had a weighted-average maturity date of November 30, 2010 and weighted-average interest rate of 0.41%, and were cashable at any time at the discretion of the Company under certain conditions.

23.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	$ 5,000
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period) (note 5)	1%	–

(i) The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university, demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

23.	Commitments and contingencies (continued):

	(a)	License agreement (continued):

In January 2010, the court of appeal ruled in favor of the Company confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36,000 plus interest of $11,000, for a total of $47,000.

Following the January 2010 ruling, the Company has decided to present the $311,000 as a commitment and the $47,000 as an accrual.

As at February 28, 2011, the Company is still working on the documentation regarding the exercise of the purchase option.

	(b)	Litigation claim:

In August 2009, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of the Company's products, in the United States District Court for the District of Utah, Central division, alleging that the Company failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US$1 million from the Company.

The Company filed a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff contractor.

No provision has been recorded by the Company as at February 28, 2011 for this matter because the outcome and the amount of loss, if any, are not determinable.

	(c)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Company has reserved certain rights relating to these projects.

The Company initiated many research and development projects that will be conducted over a 12-month period for a total of $2,149,596. As at February 28, 2011, accruals of $113,598 are included in "Accounts payable and accrued liabilities" in relation to these projects. Payments for the next years are $775,741 in 2012 and $226,282 in 2013.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

23.	Commitments and contingencies (continued):

	(d)	Rental agreements:

The Company has entered into long-term operating lease agreements, which call for payments of $490,791 for the rental of premises. Minimum lease payments for the next years are $182,609 in 2012, $171,430 in 2013, and $136,752 in 2014.

24.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

24.	Segment disclosures (continued):

	(a)	Descriptive information on the Company's reportable segments (continued): The following tables show information by segment:

	2011

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total

Revenue from sales and research contracts	$16,734,214	$28,402	$102,629	$(179,862)	$16,685,383
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(12,997,857)	(733,116)	(170,720)	–	(13,901,693)
Research and development expenses	(811,861)	(1,429,710)	(321,987)	28,402	(2,535,156)
Royalties	–	(132,830)	(18,630)	151,460	–
Amortization	(909,523)	(13,043)	–	–	(922,566)
Stock-based compensation	(587,173)	(105,763)	(26,887)	–	(719,823)
Foreign exchange (loss) gain	(198,274)	2,232	–	–	(196,042)
Loss from sale of property, plant and equipment	(99,337)	–	–	–	(99,337)
Impairment of property, plant and equipment	(139,306)	–	–	–	(139,306)
Interest income	10,246	11,775	360	–	22,381
Financial expenses	(441,551)	(1,402)	–	–	(442,953)
Gain on dilution	1,523,173	–	–	1,241,856	2,765,029

Net income (loss) and comprehensive income (loss)	$2,082,751	$(2,373,455)	$(435,235)	$1,241,856	$515,917

(Bank overdraft) cash	$(459,717)	$322,183	$98,001	$–	$(39,533)
Short-term investments	1,005,111	2,507,747	–	–	3,512,858
Total assets	20,216,973	3,316,010	207,975	–	23,740,958

Expenditures for long-lived assets	$1,019,892	$13,648	$–	$–	$1,033,540

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

24.	Segment disclosures (continued):

	(a)	Descriptive information on the Company's reportable segments (continued):

	2010

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total

Revenue from sales and research contracts	$12,634,757	$–	$58,875	$(29,170)	$12,664,462
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(10,674,861)	(400,298)	(81,334)	–	(11,156,493)
Research and development expenses	(1,292,399)	(1,178,375)	(272,745)	–	(2,743,519)
Royalties	–	(29,170)	–	29,170	–
Amortization	(759,254)	(9,065)	–	–	(768,319)
Stock-based compensation	(484,606)	–	–	–	(484,606)
Foreign exchange (loss) gain	(647,716)	11,981	–	–	(635,735)
Interest income	25,474	20,004	–	–	45,478
Financial expenses	(677,942)	(454)	–	–	(678,396)
Gain on dilution	2,140,574	–	–	81,356	2,221,930

Net income (loss) and comprehensive income (loss)	$264,027	$(1,585,377)	$(295,204)	$81,356	$(1,535,198)

Cash	$680,372	$412,822	$–	$–	$1,093,194
Short-term investments	1,001,011	–	–	–	1,001,011
Total assets	16,605,943	913,319	46,879	–	17,566,141

Expenditures for long-lived assets	$3,640,992	$16,141	$–	$–	$3,657,133

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

24.	Segment disclosures (continued):

	(b)	Geographic information:

All of the Company's assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	2011	2010

Canada	$1,356,623	$151,762
United States	7,585,983	7,877,542
Europe	6,169,020	2,790,004
Asia/Oceania	1,462,524	1,786,279

	$16,574,150	$12,605,587

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the year ended February 28, 2011, the Company realized sales from the nutraceutical segment amounting to $4,701,256 from two customers individually accounting for more than 10% of consolidated sales ($4,708,867 from two different customers in 2010). Individually, sales to these customers represented 15% and 13.4% of consolidated sales (2010 - 24.5% and 12.8%).

25.	Comparative figures:

The comparative figures for 2010 have been reclassified to conform with the financial statement presentation adopted for 2011.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

26.	Subsequent events:

	(a)	Clinical research contract:

On March 24, 2011, the Company initiated a clinical research trial that is being conducted over a 24-month period at an estimated cost of $2,400,000.

	(b)	Private placement financing:

On May 3 and May 13, 2011, the Company closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,400,000. A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. The Company has agreed to use its reasonable best efforts to file and has declared effective by the end of June 2011 a registration statement with the Securities and Exchange Commission to permit the resale of the shares and warrants.

(c)

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”). Following the Conversion, the Company owns 60% of Class A shares, which also reflects its participation and share of the vote.

(d)

On March 21, 2011, the Board of Directors of Acasti amended the incentive stock option plan (the “Plan”) described in note 19 (b). The amendments to the Plan are subject to the approval by the shareholders at their next annual meeting. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.

(e)

On March 21, 2011, the Board of Directors of Acasti approved the submission of a listing application to the TSX Venture Exchange, for the public listing of Acasti's Class A shares. A copy of the Listing Application is available on SEDAR. Acasti's shares began trading on March 31, 2011.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
Years ended February 28, 2011 and 2010

26.	Subsequent events (continued):

	(f)	Rights offering:

On May 6, 2011, Acasti’s Board of Directors authorized, subject to regulatory approval, the issuance of rights to its shareholders to subscribe to additional Class A shares of Acasti. The maximum number of shares to be issued following the rights offering will equal 15% of Acasti’s outstanding shares. If approved, the rights will be exercisable at a minimal price of $0.60 and not less than the discounted market price permitted by the TSX-Venture Exchange (the “Exchange”). Acasti has received the Exchange’s conditional approval, which is also subject to the Autorité des Marchés Financiers’ (AMF) approval. Acasti has filed a request to obtain a prospectus exemption from the AMF. At May 17, 2011, approvals from the AMF for the rights offering and the exemption requested were pending.

Concurrently, the Company’s Board of Directors approved the flow-through of rights received from Acasti directly to its own shareholders. Assuming all rights were exercised, the Company would still remain the controlling shareholder of Acasti.

	(g)	Prospectus and declaration of dividend:

On April 19, 2011, the Board of Directors of the Company and NeuroBioPharm approved plans for NeuroBioPharm to prepare to file a non-offering prospectus to become a reporting issuer under Canadian securities regulation and as a result allow the Company to declare a dividend payable with a number of shares of NeuroBioPharm that would represent a minority interest. Neither the filing of the prospectus nor the declaration of dividend has occurred prior to the approval of these consolidated financial statements.